SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Access Midstream Partners, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests, No Par Value

(Title of Class of Securities)

00434L109

(CUSIP Number)

Global Infrastructure Investors II, LLC

Attention: Joseph Blum

12 East 49th Street

New York, New York 10017

(212) 315-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00434L109	13D	Page 1 of 14 Pages

1	NAMES OF REPORTING PERSONS Global Infrastructure Investors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 79,771,386(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 79,771,386(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,771,386(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.6%(2)
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)	Includes 33,704,666 Common Units, 34,538,061 Subordinated Units, 5,929,025 Class B Units and 5,599,634 Class C Units.
(2)	Based on 97,323,118 Common Units outstanding as of December 18, 2012, and assumes conversion of the Subordinated Units, Class B Units and Class C Units held by the Reporting Person.

CUSIP No. 00434L109	13D	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS Global Infrastructure GP II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 79,771,386(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 79,771,386(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,771,386(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.6%(2)
14	TYPE OF REPORTING PERSON PN (Guernsey, Channel Islands limited partnership)

(1)	Includes 33,704,666 Common Units, 34,538,061 Subordinated Units, 5,929,025 Class B Units and 5,599,634 Class C Units.
(2)	Based on 97,323,118 Common Units outstanding as of December 18, 2012, and assumes conversion of the Subordinated Units, Class B Units and Class C Units held by the Reporting Person.

CUSIP No. 00434L109	13D	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS GIP II Eagle Acquisition Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 68,242,727(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 68,242,727(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,242,727(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.8%(2)
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)	Includes 33,704,666 Common Units and 34,538,061 Subordinated Units.
(2)	Based on 97,323,118 Common Units outstanding as of December 18, 2012, and assumes conversion of the Subordinated Units held by the Reporting Person.

CUSIP No. 00434L109	13D	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS GIP II Eagle Holdings Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 68,242,727(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 68,242,727(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,242,727(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.8%(2)
14	TYPE OF REPORTING PERSON PN (Delaware limited partnership)

(1)	Includes 33,704,666 Common Units and 34,538,061 Subordinated Units.
(2)	Based on 97,323,118 Common Units outstanding as of December 18, 2012, and assumes conversion of the Subordinated Units held by the Reporting Person.

CUSIP No. 00434L109	13D	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS GIP II Hawk Holdings Partnership GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,528,659(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,528,659(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,528,659(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%(2)
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)	Includes 5,929,025 Class B Units and 5,599,634 Class C Units.
(2)	Based on 97,323,118 Common Units outstanding as of December 18, 2012, and assumes conversion of the Class B Units and Class C Units held by the Reporting Person.

CUSIP No. 00434L109	13D	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS GIP II Hawk Holdings Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,528,659(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,528,659(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,528,659(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%(2)
14	TYPE OF REPORTING PERSON PN (Delaware limited partnership)

(1)	Includes 5,929,025 Class B Units and 5,599,634 Class C Units.
(2)	Based on 97,323,118 Common Units outstanding as of December 18, 2012, and assumes conversion of the Class B Units and Class C Units held by the Reporting Person.

CUSIP No. 00434L109	13D	Page 7 of 14 Pages

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends the Schedule 13D filed with the Securities and Exchange Commission on June 25, 2012, as previously amended (the “Schedule 13D”), relating to the Common Units representing limited partner interests (the “Common Units”) of Access Midstream Partners, L.P., a Delaware limited partnership (the “Issuer”). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

ITEM 2.	Identity and Background.

Item 2 is hereby amended and supplemented by the following:

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Global Infrastructure Investors II, LLC, a Delaware limited liability company (“Global Investors”);

Global Infrastructure GP II, L.P., a Guernsey limited partnership (“Global GP”);

GIP II Eagle Acquisition Holdings GP, LLC, a Delaware limited liability company (“Eagle GP”);

GIP II Eagle Holdings Partnership, L.P., a Delaware limited partnership (“Eagle Holdings”);

GIP II Hawk Holdings Partnership GP, LLC, a Delaware limited liability company (“Hawk GP”); and

GIP II Hawk Holdings Partnership, L.P., a Delaware limited partnership (“GIP II-Hawk”).

Global GP is the managing member of Hawk GP, which is the sole general partner of GIP II-Hawk.

The address of the principal business and principal office of each of GIP II-Hawk and Hawk GP is 12 East 49th Street, 38th Floor, New York, NY 10017. The officers of each of Hawk GP and Eagle GP are Matthew Harris, Mark Levitt, Adebayo Ogunlesi and Jonathan Bram. Each of GIP II-Hawk and Hawk GP were formed solely for the purpose of investing in the Issuer and its affiliates.

Neither of GIP II-Hawk nor Hawk GP has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 00434L109	13D	Page 8 of 14 Pages

ITEM 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by the following:

On December 11, 2012, the Issuer, Access Midstream Partners GP, L.L.C., a Delaware limited liability company and the general partner of the Issuer (the “General Partner”), GIP II-Hawk and The Williams Companies, Inc. (“Williams”) entered into a Subscription Agreement (the “Subscription Agreement”) pursuant to which, on December 20, 2012, GIP II-Hawk purchased 5,929,025 Convertible Class B units (the “Class B Units”) and 5,599,634 Subordinated Class C units (the “Class C Units”). The purchase price for the Class B Units was $28.93 and the purchase price for the Class C Units was $30.63.

GIP II-Hawk obtained the funds for the purchase of the Class B Units and the Class C Units through capital contributions from its partners, which in turn will obtain such funds from their respective partners and members of such partners.

ITEM 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by the following:

Closing of the Subscription Agreement

On December 20, 2012, GIP II-Hawk acquired 5,929,025 Class B Units and 5,599,634 Class C Units from the Issuer pursuant to the Subscription Agreement, which was described in Amendment No. 2 to this Schedule 13D.

Also on December 20, 2012, in connection with the closing of the CMO Acquisition, GIP II-Hawk designated Matthew C. Harris and Williams A. Woodburn as members of the board of directors of Access Midstream Ventures, L.L.C., the sole member of the General Partner.

Registration Rights Agreement

Pursuant to the Subscription Agreement and in connection with the closing of the issuance of Class B Units and Class C Units pursuant to the Subscription Agreement on December 20, 2012, GIP-A Holding (CHK), L.P., GIP-B Holding (CHK), L.P., GIP-C Holding (CHK), L.P., Eagle Holdings, GIP II-Hawk, Williams (together, the “Parties”) and the Issuer entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”).

The Registration Rights Agreement grants to the Parties the right to cause the Issuer, at the Issuer’s own expense, to use its best efforts to register the Common Units, Subordinated Units, Class B Units and Class C Units held by the Parties for public resale, subject to certain limitations. The exercise of this right is limited to one request for registration on Form S-1 in any twelve month period and two requests for registration on Form S-3 in any twelve month period. Williams is not eligible to participate in any such registered resale of any units until such time as the other Parties to the Registration Rights Agreement own a number of units on an as-converted Common Unit basis equal to or less than the number of units on such basis held by Williams as of the date of the Registration Rights Agreement.

CUSIP No. 00434L109	13D	Page 9 of 14 Pages

In the event the Issuer registers any of its Common Units, the Parties also have the right to require the Issuer to use its best efforts to include Common Units held by them on any such registration statement, subject to certain limitations. The Registration Rights Agreement also provides for the Issuer to indemnify the applicable Parties and their affiliates in connection with the registration of Common Units.

Amendments to the Partnership Agreement

Pursuant to the Subscription Agreement and in connection with the closing of the issuance of Class B Units and Class C Units pursuant to the Subscription Agreement on December 20, 2012, the General Partner executed an amendment (the “Amendment”) to the First Amended and Restated Agreement of Limited Partnership of the Issuer (the “Partnership Agreement”). The Amendment provides for the establishment of the Class B Units, the establishment of the Class C Units and amends and restates certain sections of the Partnership Agreement regarding the allocation of income, gain, loss and deductions and the distribution of available cash from operating surplus.

The foregoing descriptions of the Subscription Agreement, the Registration Rights Agreement and the Amendment do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D, and incorporated herein by reference.

Except as set forth above in this Item 4, as amended and supplemented, the Reporting Persons and Related Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (f) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated by the following:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number and percentage of Common Units beneficially owned by each of the Reporting Persons, as well as the number of Common Units as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof.

CUSIP No. 00434L109	13D	Page 10 of 14 Pages

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Global Infrastructure Investors II, LLC (“Global Investors”) (1) (2) (3) (4)	79,771,386	55.6%	0	79,771,386	0	79,771,386

Global Infrastructure GP II, L.P. (“Global GP”) (1) (2) (3) (4)	79,771,386	55.6%	0	79,771,386	0	79,771,386

GIP II Eagle Acquisition Holdings GP, LLC (“Eagle GP”) (1) (3)	68,242,727	51.8%	0	68,242,727	0	68,242,727

GIP II Eagle Holdings Partnership, L.P. (“Eagle Holdings”) (1) (3)	68,242,727	51.8%	0	68,242,727	0	68,242,727

GIP II Hawk Holdings Partnership GP, LLC (“Hawk GP”) (2) (4)	11,528,659	10.6%	0	11,528,659	0	11,528,659

GIP II Hawk Holdings Partnership, L.P. (“GIP II-Hawk”) (2) (4)	11,528,659	10.6%	0	11,528,659	0	11,528,659

(1)	Eagle Holdings holds 33,704,666 Common Units and 34,538,061 Subordinated Units. Eagle GP, Global GP and Global Investors may be deemed to beneficially own such Units. The Subordinated Units may be converted into Common Units on a one-for-one basis after the expiration of the Subordination Period (as defined in the Partnership Agreement), and other circumstances as noted in the Partnership Agreement.
(2)	GIP II-Hawk holds 5,929,025 Class B Units and 5,599,634 Class C Units. Hawk GP, Global GP and Global Investors may be deemed to beneficially own such Units. The Class B Units will be convertible into Common Units on a one-for-one basis at the election of either the holder or the Issuer from the business day after the record date for the distribution on Common Units for the fiscal quarter ending December 31, 2014, and other circumstances as noted in the Partnership Agreement. The Class C Units will be convertible into Common Units on a one-for-one basis at the election of either the holder or the Issuer from the business day after the record date for the distribution on Common Units for the fiscal quarter ending December 31, 2013, and other circumstances as noted in the Partnership Agreement.
(3)	Based on 97,323,118 Common Units outstanding as of December 18, 2012, and assumes conversion of the Subordinated Units beneficially held by the Reporting Persons.
(4)	Based on 97,323,118 Common Units outstanding as of December 18, 2012, and assumes conversion of the Class B Units and Class C Units beneficially held by the Reporting Persons.

Eagle Holdings holds 68,242,727 Common Units, consisting of 34,538,061 Subordinated Units and 33,704,666 Common Units. Eagle GP is the general partner of Eagle Holdings and, in such capacity, may be deemed to share beneficial ownership of the Common Units beneficially held by Eagle Holdings.

GIP II-Hawk holds 11,528,659 Common Units, consisting of 5,929,025 Class B Units and 5,599,634 Class C Units. Hawk GP is the general partner of GIP II-Hawk and, in such capacity, may be deemed to share beneficial ownership of the Common Units beneficially held by GIP II-Hawk.

Global GP is the managing member of each of Eagle GP and Hawk GP and, in such capacity, may be deemed to share beneficial ownership of the Common Units beneficially held by Eagle GP and Hawk GP. Global Investors is the sole general partner of Global GP and, in such capacity, may be deemed to share beneficial ownership of the Common Units beneficially held by Global GP.

CUSIP No. 00434L109	13D	Page 11 of 14 Pages

Eagle Holdings, Eagle GP, GIP II-Hawk, Hawk GP, Global GP and Global Investors may be deemed to be acting as a group in relation to their respective holdings in the Issuer but do not affirm the existence of any such group.

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any Common Units owned beneficially or of record by any other person named in this Item 5(a)-(b).

(c) Pursuant to the Subscription Agreement, on December 20, 2012, GIP II-Hawk acquired 5,929,025 Class B Units and 5,599,634 Class C Units directly from the Issuer at a price of $28.93 per Class B Unit and $30.63 per Class C Unit. Except for the Subscription Agreement, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Units or the Subordinated Units.

(d) None.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the following:

Item 4 above summarizes certain provisions of the Subscription Agreement, the Registration Rights Agreement and the Amendment and is incorporated herein by reference. A copy of the each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated by reference herein.

Except as set forth in this Item 6, as amended and supplemented, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 00434L109	13D	Page 12 of 14 Pages

ITEM 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Amended and Restated Registration Rights Agreement, dated December 20, 2012 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, dated December 26, 2012 filed by Access Midstream Partners, L.P.).

3	Amendment to First Amended and Restated Agreement of Limited Partnership of Access Midstream Partners, L.P., dated December 20, 2012 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K, dated December 26, 2012 filed by Access Midstream Partners, L.P.).

CUSIP No. 00434L109	13D	Page 13 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 24, 2012

GLOBAL INFRASTRUCTURE INVESTORS II, LLC

by:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Authorized Representative

GLOBAL INFRASTRUCTURE GP II, L.P.
by:	Global Infrastructure Investors II, LLC, its general partner

by:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Authorized Representative

GIP II EAGLE ACQUISITION HOLDINGS GP, LLC

by:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Officer

GIP II EAGLE HOLDINGS PARTNERSHIP, L.P.
by:	GIP II Eagle Acquisition Holdings GP, LLC, its general partner

by:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Officer

GIP II HAWK HOLDINGS PARTNERSHIP, L.P.
by:	GIP II Hawk Holdings Partnership GP, LLC, its general partner

by:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Officer

GIP II HAWK HOLDINGS PARTNERSHIP GP, LLC

by:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Officer

CUSIP No. 00434L109	13D	Page 14 of 14 Pages

EXHIBIT INDEX

Exhibit Number	Description

1	Joint Filing Agreement.

2	Amended and Restated Registration Rights Agreement, dated December 20, 2012 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, dated December 26, 2012 filed by Access Midstream Partners, L.P.).

3	Amendment to First Amended and Restated Agreement of Limited Partnership of Access Midstream Partners, L.P., dated December 20, 2012 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K, dated December 26, 2012 filed by Access Midstream Partners, L.P.).